EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 Reports Improved Financial Results
for the Third Quarter 2010

YAHUD, ISRAEL, November 17, 2010 -- Magal S3 Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced its consolidated financial results for the three and nine month periods ended September 30, 2010.

RESULTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010

Revenues for the third quarter of 2010 totaled $13.4 million. This represents a decrease of 24.4% over third quarter 2009 revenues of $17.7 million, and an increase of 16.9% compared with $11.4 million in revenues reported in the second quarter of 2010.

Gross profit for the third quarter of 2010 totaled $4.5 million, or 34.0% of revenues. This is compared with gross profit of $6.4 million, or 36.3% of revenues, in the third quarter of 2009, and represents an improvement over gross profit of $3.6 million, or 31.7% of revenues, in the second quarter of 2010.

Operating loss for the third quarter of 2010 was $0.8 million. This is compared with operating income of $0.5 million in the third quarter of 2009 and an operating loss of $1.7 million reported in the second quarter of 2010.

Net loss for the third quarter of 2010 was $0.8 million. This is compared with a net loss of $0.7 million in the third quarter of 2009 and a net loss of $1.5 million in the second quarter of 2010.

Net loss per share for the third quarter of 2010 was $(0.08), compared with a net loss per share of $(0.07) in the third quarter of 2009 and a net loss per share of $(0.15) in the in the second quarter of 2010.

Cash and cash equivalents and restricted cash amounted to $17.8 million as of September 30, 2010 compared with $13.7 million as at December 31, 2009. During the quarter the Company received a bridge loan of $10 million from Magal’s principal shareholder.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “We are pleased with the sequential improvement in our third quarter results, demonstrating that we are on the right track. Following a period of rationalizing costs and the integration of our US operations into our Canadian subsidiary last year, we are running a leaner and more efficient operation, and we aim to return to profitability in the near future. We ended the quarter with a strong level of cash, supported by the $10 million bridge loan granted to us by the Company’s major shareholder. This loan provides us with sufficient working capital to implement our new business strategy for long-term profitable growth.”

“Following a difficult period caused by the global economic crisis, we are beginning to see improvements in a number of the regions in which we operate, particularly in the emerging market regions. We are now competing in a number of tenders globally and our pipeline of potential deals has grown strongly over the past year. We believe that our advanced security sensors, together with our in-the-field proven capabilities will allow us to convert a good portion of our pipeline into revenues. Now, more than ever, I believe Magal has turned the corner and I am increasingly enthusiastic about Magal’s future,” concluded Mr. Livneh.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call tomorrow, on November 18, 2010, at 9:00am Eastern Time.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US:                         1 888 407 2553
Israel:                         03 918 0644
UK:                         0 800 917 9141
International:        +972 3 918 0644

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3
Magal S3 is a leading international solution provider, in the business of Security, Safety and Site Management. Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products, optimized for perimeter, outdoor and general security applications. Magal S3's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support. Magal S3's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion. A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3 has successfully installed customized solutions and products in more than 75 countries worldwide.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com

SAFE HARBOR STATEMENT WITH REGARD TO FORWARD LOOKING INFORMATION

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

FINANCIAL TABLES

In September 2009, Magal’s Board of Directors resolved to discontinue the operations of the European integration subsidiary, acquired in September 2007. The results for the quarter and the nine months ended September 30, 2009 were reclassified to disclose the results of that subsidiary as discontinued operations. The net assets of the subsidiary for the nine months ended September 30, 2009 were reclassified accordingly.

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Nine Months Ended Sept. 30,			Three months Ended Sept. 30,
	2010	2009	% change	2010	2009	% change
Revenue	$34,565	$39,552	(12.6)	$13,362	$17,682	(24.4)

Cost of revenue	22,736	24,678	(7.9)	8,820	11,266	(21.7)

Gross profit	11,829	14,874	(20.5)	4,542	6,416	(29.2)
Operating expenses:
Research and development, net	3,064	3,551	(13.7)	910	1,246	(27.0)
Selling and marketing	6,982	7,064	(1.2)	2,438	2,589	(5.8)
General and administrative	5,881	6,093	(3.5)	2,006	2,108	(4.8)
Total operating expenses	15,927	16,708	(4.7)	5,354	5,943	(9.9)

Operating income (loss)	(4,098)	(1,834)		(812)	473
Financial expense (income), net	562	1,065	(47.3)	(97)	839

Loss from continuing operations before income taxes	(4,660)	(2,899)		(715)	(366)
Income tax (benefit)	46	(149)		66	195	(66.2)

Net loss from continuing operations	(4,706)	(2,750)		(781)	(561)
Loss on discontinued operations, net	-	(97)		-	(160)
Net loss	(4,706)	(2,847)		(781)	(721)
Less: net income (loss) attributable to non-controlling interest	(19)	-		(18)	-
Loss attributable to Magal shareholders	(4,725)	(2,847)		(799)	(721)
Basic and diluted loss per share from continuing operations	$(0.45)	$(0.26)		$(0.08)	$(0.05)

Basic and diluted loss per share from discontinued operations, net	$--	$(0.01)		$-	$(0.02)

Basic and diluted net loss per share	$(0.45)	$(0.27)		$(0.08)	$(0.07)

	Nine Months Ended Sep. 30,		Three months Ended Sep. 30,
	2010%	2009%	2010%	2009%

Gross margin	34.2	37.6	34.0	36.3
Research and development, net as a % of revenues	8.9	9.0	6.8	7.0
Selling and marketing as a % of revenues	20.2	17.9	18.2	14.6
General and administrative as a % of revenues	17.0	15.4	15.0	11.9
Operating margin	(11.9)	(4.6)	(6.1)	(2.7
Net margin before discontinued operation	(7.0)	(7.0)	(6.0)	(3.2)
Loss on discontinued operation as a % of revenues	(0.0)	(0.2)	(0.0)	(0.9)
Net margin after discontinued operation	(13.7)	(7.2)	(6.0)	(4.1)

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	Sept. 30,	December 31,
	2010	2009
CURRENT ASSETS:
Cash and cash equivalents	$14,841	$11,869
Short term bank deposits	-	1,807
Restricted deposit	2,963	-
Trade receivables	15,487	12,328
Unbilled accounts receivable	1,904	5,892
Other accounts receivable and prepaid expenses	3,390	1,573
Deferred income taxes	388	272
Inventories	10,448	10,912
Total current assets	49,421	44,653

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,560	1,753
Long-term loans	-	200
Long-term bank deposits	50	40
Severance pay fund	2,071	2,476
Total long-term investments and receivables	3,681	4,469

PROPERTY AND EQUIPMENT, NET	8,882	9,178

OTHER INTANGIABLE ASSETS, NET	278	269

GOODWILL	2,013	2,053

ASSETS ATTRIBUTED TO DISCONTINUED OPERATION	-	28

TOTAL ASSETS	$64,275	$60,650

CURRENT LIABILITIES:
Short-term bank credit	$8,308	$8,234
Current maturities of long-term bank debt	662	1,824
Trade payables	3,305	4,018
Other accounts payable, accrued expenses and customer advances	10,139	10,110
Total current liabilities	22,414	24,186

LONG-TERM LIABILITIES:
Long-term bank debt	54	548
Major Share holder loan	9,745	-
Accrued severance pay	3,187	3,562
Total long-term liabilities	12,986	4,110

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATION	-	45

SHAREHOLDERS' EQUITY	28,875	32,309

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$64,275	$60,650
Total bank debt to total capitalization	0.31	0.33
Current ratio	2.20	1.85